Exhibit 99.1

Inspira™ Technologies Collaborates with a Leading Israeli Medical Center for Clinical Evaluation of INSPIRA™ ART Device

The parties have entered a non-binding Letter of Intent

RA’ANANA, Israel, February 08, 2024 – Inspira Technologies OXY BHN Ltd. (Nasdaq: IINN) (Nasdaq: IINNW) (the “Company” or “Inspira”), a pioneer in life support technology with a vision to supersede traditional mechanical ventilators, has announced the signing of a non-binding Letter of Intent (LOI) with Shamir Medical Center (Assaf Harofeh), a renowned healthcare institution in central Israel. The Company plans to extend collaborations with further leading Israeli medical centers as part of a wider clinical deployment strategy.

The LOI solidifies the mutual commitment of both parties to assess the integration and performance of the INSPIRA™ ART100 device (“Device) within Shamir Medical Center’s clinical environment. This includes evaluating the device’s fit with the hospital’s clinical needs, efficiency in workflow, and overall impact on healthcare delivery. The hospital will procure all required disposables for operating the Devices as part of the LOI. Inspira will gain access to device operation data and user experience in a real-life clinical setting. The evaluation will be led by Dr. Eduard Ilgiyaev, Director of the Intensive Care Unit at Shamir Medical Center and a leading pioneer of critical care medicine in Israel. The progression of this LOI hinges on the AMAR (medical devices and accessories) approval by the Israeli Ministry of Health for the Device, and the subsequent formalization of a detailed definitive evaluation agreement between the parties.

Joe Hayon, President of Inspira Technologies, stated: “With the anticipated U.S. Food and Drug Administration (FDA) approval on the horizon, I am confident that this prospective collaboration with Shamir Medical Center will enhance the efficacy of life-support care and establish a pathway for its adoption in both local and international markets.”

About Shamir Medical Center (Assaf Harofeh)

Shamir Medical Center (Assaf Harofeh), Israel’s fourth-largest government hospital, is a beacon of advanced medical care, serving over 1 million residents in the central region. Known for its state-of-the-art facilities and commitment to medical innovation, the hospital is currently transforming to meet the growing population’s needs. Renowned for its excellence in critical care, the Intensive Care Unit (ICU) at Shamir Medical Center is a model of innovation, particularly in Extracorporeal Membrane Oxygenation (ECMO) expertise. With a focus on patient-centered interventions, the ICU leads in awake ECMO treatment, demonstrating a dedication to advancing critical care during the COVID-19 pandemic. Overall, Shamir Medical Center remains at the forefront of medical excellence, contributing significantly to the global medical community through publications, ongoing research projects, and a commitment to pushing the boundaries of critical care.

About Inspira Technologies OXY BHN Ltd.

Inspira Technologies is leading the way in transforming life-support care. Its innovative solutions are paving the way for direct blood oxygenation, bypassing the lungs, and potentially reducing the need for traditional mechanical ventilation. Beyond this, the Company is committed to advancing blood circulation technology and incorporating AI-driven monitoring systems. These advancements are part of its strategy to offer more patient-focused, data-informed care. The integration of these technologies signifies the potential to enhance patient outcomes and streamline hospital operations, marking a new era in respiratory care.

For more information, please visit our corporate website:

https://inspira-technologies.com/

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements under US Federal securities laws. These forward-looking statements and their implications are based only on the current expectations of the management of the Company. They are subject to several factors and uncertainties that could cause results to differ materially from those described in the forward-looking statements. For example, the Company uses forward-looking statements when it discusses the potential for executing the definitive agreement, that it plans to extend collaborations with further leading Israeli medical centers as part of a wider clinical deployment strategy, the proposed evaluation of the Device by Shamir Medical Center, the expected timing of FDA approval of the Device, that the progress of the LOI hinges on the AMAR approval by the Israeli Ministry of Health for the Device, and the subsequent formalization of a detailed definitive evaluation agreement between the parties, the belief that the prospective collaboration with Shamir Medical Center will enhance the efficacy of life-support care and establish a pathway for its adoption in both local and international markets and its vision to supersede traditional mechanical ventilators. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC, which is available on the SEC’s website, www.sec.gov.

For more details:

Public Relations Manager

Adi Shmueli

Inspira Technologies

info@inspirao2.com

+972-9-9664485

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